082-01747

恒生銀行
HANG SENG BANK

理財創富 專注為你
Managing wealth for you, with you.

RECEIVED
2006 SEP -6 P 3:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: HOS LGA 060583

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
USA

4 September 2006

Attention: Ms Janette M Aalbregtse

SUPPL

Dear Sirs

APPOINTMENT OF A NON-EXECUTIVE DIRECTOR

We write to advise that our Board of Directors has appointed Mr Edgar David Ancona as a non-executive Director of the Bank with effect from 4 September 2006.

For your information, we enclose a copy of the press release, which was issued today, in respect of the above appointment.

Yours faithfully

06016542

C C Li
Company Secretary

Encl

PROCESSED
SEP 08 2006
THOMSON FINANCIAL

9/6

恒生銀行
HANG SENG BANK

Press Release

新聞稿

4 September 2006

HANG SENG ANNOUNCES BOARD APPOINTMENT

Hang Seng Bank has appointed Mr Edgar David Ancona, 54, as a non-executive Director with effect from 4 September 2006.

Mr Ancona is currently the Chief Financial Officer of The Hongkong and Shanghai Banking Corporation Limited.

A brief biography of Mr Ancona is attached.

Founded in 1933, Hang Seng Bank is a principal member of the HSBC Group. It operates more than 145 branches and automated banking centres and 13 Business Banking Centres in Hong Kong; a branch in Macau; and a network of 14 mainland China outlets, including six branches (in Beijing, Shanghai, Guangzhou, Shenzhen, Fuzhou and Nanjing), six sub-branches (four in Shanghai, one in Guangzhou and one in Shenzhen) and two representative offices (in Xiamen and Dongguan). The Bank also has a representative office in Taipei.

With consolidated assets of HK$628.3 billion as at 30 June 2006, the Bank reported a profit attributable to shareholders of HK$6.2 billion for the first six months of 2006, and HK$11.3 billion in 2005. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com or its Mainland website at www.hangseng.com.cn.

Media enquiries to:
Cecilia Ko (852) 2198 4227 ceciliako@hangseng.com

END

Biography of Mr Edgar David Ancona

Mr Edgar David Ancona is Chief Financial Officer of The Hongkong and Shanghai Banking Corporation Limited. He was formerly Senior Vice President Corporate Treasurer of HSBC Finance Corporation (formerly known as Household International, Inc.) and Executive Vice President, Asset/Liability Management, of HSBC North America Holdings Inc. He was also a director of HSBC Inversiones y Servicios Financieros Limitada.

His career in banking started in 1977 when he joined Citibank. He held a number of roles in Citibank, including Treasurer of Citibank consumer's non–New York branch businesses throughout the US and Co-head of fixed income origination and syndicate for Citibank Investment Bank Ltd., London, before joining Household International, Inc. as Treasurer in 1994.

Mr Ancona was a Board member of LifeSource, Chicago's blood bank and of the Central Blood Bank, Pittsburgh's blood bank.

Mr Ancona was educated at Rensselaer Polytechnic Institute in the US and obtained a Bachelor's degree in Science in 1974. He also obtained a Master of Science degree and a Master of Business Administration degree from the London School of Economics in 1975 and University of Chicago in 1976 respectively.

September 2006